February 24, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: Request for Acceleration - IM Cannabis Corp.

Registration Statement on Form 40-F

Filed on February 12, 2021

File No. 001-40065

Ladies and Gentlemen:

IM Cannabis Corp. (the "Company") hereby respectfully requests that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 40-F (File No. 001-40065), and permit said Registration Statement to become effective at 1:00 p.m. (Eastern Time) on February 26, 2021, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

IM Cannabis Corp.

/s/ Oren Shuster _____________
Oren Shuster
CEO and Director